EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Analytical Surveys, Inc.:

We consent to incorporation by reference in the registration on Form S-3 (Amendment No. 2) of Analytical Surveys, Inc. of our report dated December 22, 2003, except as to Note 16, which is dated as of May 13, 2004, and except as to paragraphs three and four of Note 17 which are as of June 30, 2004, relating to the consolidated balance sheets of Analytical Surveys, Inc. and subsidiaries as of September 30, 2003 and 2002, and the related consolidated statements of operations, stockholders’ equity and comprehensive income (loss) and cash flows for each of the years in the three-year period ended September 30, 2003, which report appears in the September 30, 2003 Annual Report on Form 10-K/A Amendment No. 2 of Analytical Surveys, Inc.

Our report refers to a change in the Company’s method of accounting for goodwill in 2002.

Our report contains an explanatory paragraph that states the Company has restated the consolidated balance sheets as of September 30, 2003 and 2002, and the related consolidated statements of operations, stockholders’ equity and comprehensive income (loss) and cash flows for the years ended September 30, 2003 and 2002.

Our report contains an explanatory paragraph that states that the Company has suffered significant operating losses in 2003 and 2002 and does not currently have any external financing in place to fund working capital and debt requirements, which raise substantial doubt about the Company’s ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

KPMG LLP

San Antonio, Texas

July 19, 2004